Exhibit 23.02

Independent Auditors’ Consent

We hereby consent to the incorporation by reference, in the Registration Statement on Form S-8 of our reports dated February 20, 2003, with respect to the consolidated balance sheets of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which reports appear in the December 31, 2002 Annual Report on Form 20-F of ICOS Vision Systems Corporation NV.

Klynveld Peat Marwick Goerdeler

Bedrijfsrevisoren

Represented by Jos Briers

Brussels, Belgium

June 3, 2003